FILED BY GULFTERRA ENERGY PARTNERS, L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) AND ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

GULFTERRA AND ENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN GULFTERRA’S AND ENTERPRISE’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

     [GulfTerra Energy Partners, L.P. (“GulfTerra”) is filing a presentation to the GulfTerra and Enterprise senior management team regarding the post-merger integration process.]

Enterprise Products/GulfTerra Integration Kickoff Discussion with Leadership Team February 19, 2004

Agenda Legal Disclosure Objectives and Aspirations Integration Approach Project Governance and Roles Next Steps Q&A

Integration Planning: Legal Guidelines Until merger completed, EPD and GTM are legally independent companies capable of conspiring in violation of anti-trust laws EPD and GTM are prohibited from coordinating their pre-closing competitive conduct Integration planning should focus exclusively upon what will happen after the merger

General Precautions Integration planning should not include any suggested alternatives in the pre-merger business activities of the companies Do not engage in "gun jumping" (interim coordination of business activities) Only exchange information reasonably necessary for integration process - no sharing of competitively sensitive information and documents such as specific marketing, pricing, bidding, or contracting plans, competitive strategies, pricing formulas, etc. related to areas of actual or potential competition without specific approval of counsel All meetings should have an agenda pre-approved by counsel and do not deviate from agenda

The Creation of the Most Successful Midstream Company Successful Midstream Company Successful Midstream Company

Overall Objectives/Charter for the Integration Team Create a common assessment of both organizations and identify potential issues and opportunities Develop an organizational "inventory" of processes, capabilities, talent and systems Build an impartial assessment of the pros and cons of different integration options Develop an aggressive but orderly transition plan . . . Building on the best ideas and capabilities in each organization Rapidly integrating the two organizations after close Identifying and retaining the best people in the right positions Ensuring timely, transparent communications of integration decisions Deliver Results Achieve $30+ million savings for 2005 Create an on going cost advantage in midstream operations Create an organizational and operating platform for growth

Overriding Principles to Ensure Success Our primary focus is effective integration, not long term business process reengineering The integration process must be perceived as honest and fair Fact based, objective decisions to identify and retain the best people Consistent application of integration principles and processes Transparency of decision making with open communication Strict compliance with legal requirements on information sharing and disclosures through close Rapid identification of best practices on which to standardize, regardless of which company they come from True cultural integration as well as moving organizational boxes and responsibilities Primary focus on ability to capture value from the integration with cost synergies and business efficiencies Business decisions that support rapid and seamless systems integration

At a High Level, the Integration Will be Accomplished in Three Phases * Depending on legal approval could be accelerated if necessary Current State Assessment Integration Design Implementation Activities/ End Products 4-6 weeks (end of March) 10-12 weeks (Mid June to July) TBD (depending on close) Timing* Accomplish merger- related milestones Legal guidelines Communications plan Identify practice differences and compare pros and cons between companies Create top three level organization plan (tiered approach) HR team to develop common employee evaluation system and retention plans Create baseline for ongoing performance Complete organization beyond third layer Structure Staffing levels Identify process and systems integration opportunities Complete organizational assessments and staffing decisions (below top 150) Create post-merger integrated plan and accountabilities Define planning and performance management process Create post-merger detailed implementation plans Launch communication plans Organizational/Internal Business/Financial Other stakeholders - customers/suppliers Integrate organization and resources Implement priority process integration opportunities Migrate systems Implement performance tracking

Overall Project Governance Structure

Integration Steering Team

EPD	GTM
Andras	Phillips
Creel	Manias

KPL Leadership

- Kurtzman
- Beyer
- Mass

Core Integration Team

- M. Creel/B. Manias – Overall Integration Leads
- J. Teague/J. Lytal – Commercial Team
- C. Crain/R. West – Operations/Engineering Team
- M. Knesek/K. Welch – Accounting Team
- J. Tomerlin/B. Proffit – Corporate Team
- E. Lambert/P. Flynn – IT Team
- A. Atwan – KPL

Communications Team

- J. Tomerlin
- B. Proffit
- H. Bachmann
- G. Jones
- KPL

Working Teams (Joint Staffing with KPL Support)

Commercial

- Gas and oil pipelines and plants
- NGL pipelines and plants
- NGL Marketing
- Petrochemical
- Distribution
- Scheduling/Contract Admin

Operations/Engineering*

- Pipeline/plant ops
- Petrochemical ops
- Engineering
- EH&S
- Ops support
- Materials
- Pipeline Integrity

Accounting

- Financial Acct
- Gas Volume Acct
- NGL Volume Acct
- Financial Reporting
- AR/AP
- Tax
- Audit

Corporate

- HR/Payroll
- Finance/Investor Relations
- Legal
- Risk Management
- Planning/Business Development

IT

- Infrastructure
- Applications

* Team membership will include T. Hurlburt and C. Brabson

8

Role of the Integration Steering Committee Assume process take place under applicable legal rules Provide overall direction and guidance for the Core Team and Sub-teams as required Set aggressive but achievable aspirations for the performance of the newly created entity Make hard organizational decisions on people, roles and reporting relationships Provide the necessary resources to ensure the integration work is done well and in a rapid time frame Ensure transparency and integrity of the integration process and communications Hold the Core Team and Sub-teams accountable for results

Ensure process consistency and rigor Manage the project on a day to day basis with through working team leadership roles Review and approve working team charters Elevate tough decisions to Integration Steering Team Keep running log of issues to be resolved Core Team Roles for the Core Team and Working Teams Communications Team Develop overall communications strategy Ensure strict legal compliance at meetings/in broad communications Coordinate internal and external messages resulting from the integration teams Develop and maintain internal communication channels/vehicles Working Teams Develop team charter and issues to be resolved Manage/create staff work to identify and understand issues Raise issues and concerns for resolution Propose and support solutions/resolution for review by Core Team/Steering Team Develop implementation plans and links and accountabilities Support the other teams as required

Preliminary Scope and Issues for Integration Teams Discuss legal boundaries and other issues. What is the most appropriate commercial organization? What are the integrated staffing requirements? How do we organize for growth? What legal boundaries do we need to impose before close? How do we integrate two distinct commercial cultures? Not Exhaustive Discuss legal boundaries and other issues. What is the most appropriate organizing structure? What is the best way to leverage shared engineering services? What are the integrated staffing levels required? How do we create integrated standards? For Engineering? For O/M? How do we manage the different technologies and approaches in the field? What is the right level of support consolidation? Discuss legal boundaries and other issues. What is the impact of financial systems integration options? What is the appropriate organization structure and staffing levels? How do we decide on common policies and procedures? What is our integrated reporting strategy? How do we leverage the shared services model? How do we ensure compliance "post-close" (Sarbanes Oxley, etc.) Commercial Team Accounting Team Operations/ Engineering Team

Preliminary Scope and Issues for Integration Teams (continued) Not Exhaustive Corporate Services Team Communications Team IT Team Discuss legal boundaries and other issues. What is the integrated HR game plan? What is the integrated compensation and performance management plan? What is the right Shared Services structure and staffing requirements for legal, insurance, etc.? What is the right communication plan for investors, capital markets and rating agencies? How do we develop a consolidated Planning/Budgeting model? Discuss legal boundaries and other issues. What is the appropriate systems integration strategy? - Financials (Oracle vs. Peoplesoft) - Operations Support (Star Web, Tips, Right Angle) What are the appropriate staffing levels? What is the best organization design (applications and infrastructure)? How do we negotiate licensing issues? What is the optimal migration plan? Discuss legal boundaries and other issues. What is our initial communications approach? What are the legal interdependencies? What is the overall communications strategy (stakeholders, messages, vehicles)? What is the integrated communications plan? Timing and dependencies?

KPL's Facilitation Role Provide project management templates, tools, and process customized for Enterprise/GulfTerra Provide targeted outside experience and counsel to the Core team to ensure the highest quality decisions and and post-merger results Midstream operations Post merger integration Cost reduction and restructuring Cultural change, organization alignment, and motivation Organization structure and design IT strategy and effectiveness Assist the Core team and working teams as required Highly flexible, unintrusive approach, and facilitating style Effectively guiding the process and framing issues, but ensuring Enterprise/GulfTerra ownership of decisions and solutions Sensitive to people and cultural challenges in integration (e.g., process and metrics vs. experience and intuition style) Bring capability and experience in integrating the "hard" and "soft" elements of integration Understanding of what motivates people during organizational change and integration Objective and analytic approaches to employee evaluation, cultural and behavioral change

Immediate Next Steps Identify Sub-Team leaders/working team members by 2/21/04 Develop and review team charters, issue lists Communicate team roles and responsibilities Prepare for full team kickoff on 2/26/04 including presentation of team charters Launch Communications team to begin overall strategy and develop initial communications plan Develop team charters/goals for each sub team based on scope and issues to be addressed Develop detailed work plans and timelines by sub-team Integrate overall plans and develop initial resource requirements, issue log Confirm legal disclosure statements/compliance

Example Team Charter: Template Charter Deliverables Issues in Scope

Potential Q&A How much time will we have to commit to this process? From 4 to 8 hours a week to attend meetings and get the work done How do we ensure that our conversations are in compliance with pre-close legal requirements? Contact your legal department for guidelines Is this integration process confidential or a secret? Our objective is to get as many people as possible involved in managing the transition as long as we are in compliance with rules regarding sharing of sensitive commercial and people data How do we prioritize these duties with our normal job? Maintaining existing business is our highest priority. These responsibilities are above and beyond current work When will field visits start? At the end of the current assessment phase, targeted for early April What changes are expected in compensation and benefit plans? The majority of questions concerning these plans are found on our websites How do we plan to track cost savings? The Core team and KPL will create a tracking mechanism off all the opportunities identified that will be used to set go forward budgets and accountabilities in the new organization